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                              Filed by AmeriSource Health Corporation pursuant
                              to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

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Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

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TO:          AmeriSource Stock Optionees

FROM:        Eileen Clark

DATE:        June 13, 2001

RE:          Clarification of Accelerated Vesting


I have received numerous requests for clarification of the accelerated vesting of options, assuming the merger with Bergen is completed. Below is an explanation of the plan provisions followed by examples.

    . If an employee is terminated for cause, before or after the merger, all outstanding options, vested or unvested, are automatically forfeited.

    . The acceleration of vesting does not affect the normal vesting schedule that will occur prior to the one-year anniversary of the merger.

          EXAMPLE: If the merger closes on August 15, 2001 and Employee is employed in February 2002, Employee may exercise those vested portions of option grants that normally vest in November 2001, December 2001, January 2002, etc.

    .  If an employee is terminated without cause after the closing, all vested
                                                  -----
       options, including those options that accelerated the day before the closing, are exercisable until the later of (i) 13 months following the
                                          -----
       closing of the transaction or (ii) as provided in the stock option plan (typically 90 days following termination).

          EXAMPLE (i): The merger closes on August 15, 2001. Employee is terminated without cause on October 15, 2001. Employee may exercise those options vested on the termination date under the normal vesting schedule any time from the termination date through September 15, 2002. Employee may exercise the accelerated options from October 15, 2001 through September 15, 2002.

          EXAMPLE (ii): The merger closes on August 15, 2001. Employee is terminated without cause on August 1, 2002. Employee may exercise
                                                ----
          those options vested on the termination date under the normal vesting schedule any time from the termination date through October 29, 2002 (90 days after termination). Employee may exercise the accelerated options from August 1, 2002 through October 29, 2002 (presuming the option plan allowed Employee to exercise for 90 days following termination).

    . If an employee voluntarily leaves AmeriSource-Bergen before the one year anniversary of the closing, the employee will forfeit the vesting acceleration for options that would not have otherwise vested during that timeframe.
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If you have any questions, please contact me at (610) 727-7127 or Vicki
Bausinger, Manager Shareholder Relations, at (610) 727-7120. Thank you.